2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Corporation:
NAN Reports on up-dated Mineral Reserves for Storliden Mine

March 8, 2005 (TSX: LUN; O-List Stockholmsbörsen: LUMI) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that North Atlantic Natural Resources AB ("NAN") today reported that NAN has received an up-dated independent Mineral Reserve calculation for its Storliden Mine located in northern Sweden.

As of December 31, 2004, the Proven and Probable Mineral Reserves at the Storliden Mine were 844 thousand tonnes grading 10% zinc, 3.6% copper, 0.3 grams per tonne gold and 25 grams per tonne silver. The Mineral Reserves were calculated by Mr. Adam Wheeler, an independent mining consultant based in Cornwall, England, according to the standards of Canadian National Instrument 43-101, for reporting Mineral Reserves and Mineral Resources.

The Mineral Reserves are reported separate from an additional 360,000 tonnes of Measured and Indicated Mineral Resources.

	Tonnes	Zinc	Copper	Gold	Silver
The Storliden Mine	(000s)	(%)	(%)	(g/t)	(g/t)
Mineral Reserves
Proven	726	10.3	3.6	0.3	25.0
Probable	119	8.0	3.2	0.3	24.3
Total	844	10.0	3.6	0.3	24.9
Mineral Resources
Measured	250	3.0	2.3	0.4	30.9
Indicated	110	3.0	2.2	0.5	32.6
Total	360	3.0	2.2	0.4	31.4
Inferred	25	2.0	2.3	0.6	44.2

For the three years of production from June 2002 to December 2004, the Storliden Mine has produced a total of 752,000 tonnes of ore, with an average grade of 10.1% zinc and 3.6% copper. This has enabled the production of 128,500 tonnes of zinc concentrate and 86,500 tonnes of copper concentrate. A small amount of gold and silver has also been produced grading 0.6g/t Au and 34g/t Ag.

Adam Wheeler estimated the Mineral Resources and Mineral Reserve s for Storliden from a database of diamond drillhole information collected by NAN, with input from Boliden and NAN geologists. The deposit has been defined by 583 drill holes. The overall mineral resource estimate employed a block model created in the Datamine software package. Grade interpolation was performed using the Inverse Power of Distance Squared (ID2) method for the following metals: copper, zinc, gold, silver.

Lundin Mining Corporation
News Release

The resource model calculations by Mr. Wheeler are based on an updated survey of mining operations as of December 31, 2004 and a cut-off value of SEK 150 per tonne based on a zinc price of USD 1,102 per tonne, a copper price of USD 2,491 per tonne, a gold price of USD 350 per ounce and a silver price of USD 5.00 per ounce. The minimum mining width was 5 metres except for certain extremities of the ore deposit where 4 metres was used. Mining recovery varies from 100% to 95% and unplanned dilution as high as 8% has been applied, depending on the mining method proposed for each section of the orebody.

The Qualified Person under the auspices of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") responsible for these calculations is Mr. Adam Wheeler, C. Eng, Eur. Ing, MIMM, an independent mining consultant. Adam Wheeler completed the majority of the initial geological modelling work during the first half of 2004. The updated resource and reserve estimation work was completed during February 2005. The work has been completed with assistance from both NAN and Boliden technical personnel. This work also involved numerous visits to the mine itself. For the development of the life-of-mine planning study, used in the calculation of reserves, Adam Wheeler was also assisted by Dr. R. Dowdell (C.Eng, MIMM), also an independent mining consultant based in Cornwall, England.

Lundin Mining is a Canadian mining and exploration company with a primary focus in Scandinavia. The main asset of the company is the Zinkgruvan mine, located about 200 kilometers southwest of Stockholm, Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. Lundin Mining holds approximately74 percent of the shares of NAN, a mining and exploration company listed on the Stockholm Stock Exchange under the ticker symbol NAN. NAN's primary asset is the Storliden copper and zinc mine in the Skellefte District of northern Sweden, which has been in production since 2002. A public offer has been made for the remaining outstanding shares of NAN. Lundin Mining also holds a large copper/gold exploration project in the prolific Norrbotten Mining District in northern Sweden.

ON BEHALF OF THE BOARD

“Edward F. Posey”
President

For further information, please contact:
Sophia Shane, Head of Corporate Communications (604) 689-7842 or
Robert Eriksson, Investor Relations – Europe: +468-545-07470